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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF FEBRUARY, 2000


                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |X|

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         On February 24, 2000, Visible Genetics Inc. (the "Company") issued a press release to report its financial results for the fourth quarter and year ended December 31, 1999, as follows. The Company reported sales of $ 5.0 million for the fourth quarter of 1999 and $13.6 million for the year ended December 31, 1999, compared to $4.1 million and $10.9 million for the respective periods in 1998. The net loss for the fourth quarter of 1999 was $ 6.8 million or $0.76 per share, compared to a net loss of $4.4 million or $0.52 per share for the same period in 1998. For the year ended December 31, 1999, the Company reported a net loss of $25.3 million or $ 2.73 per share, compared to $14.9 million or $1.91 per share for 1998. (All amounts are in United States dollars.)

         The increase in the loss for the fourth quarter and the year of 1999 was due to increased expenses for clinical trials and regulatory costs related to the TruGene HIV-1 Genotyping kit, the continued growth of the Company's marketing, sales and support organizations and during the fourth quarter, $1.3 million in non-cash charges. The non-cash charges include $0.8 million related to the planned relocation of certain activities to the Company's manufacturing and marketing facilities being established in Atlanta and $0.5 million for the write off of certain patents and licenses that are no longer expected to be used by the Company. During the fourth quarter gross margins continued to improve as they increased to 40% from 35% in the third quarter of 1999. Cash and short term investments at December 31, 1999 amounted to $42.7 million, compared to $11.3 million at December 31, 1998.

         The Company hereby incorporates by reference this Form 6-K into the Company's outstanding Registration Statements on Form F-3 (File Nos. 333-67607, 333-68939, 333-91155 and 333-94649) and all of the Company's outstanding Registration Statements on Form S-8 (including, but not limited to, File Nos. 333-6454, 333-8804 and 333-11434).

         Exhibit 1. Third Quarter and 1999 Year End Results.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VISIBLE GENETICS INC.


Date: February 24, 2000                   By:  /s/ Thomas J. Clarke
                                              ----------------------------------
                                              Name: Thomas J. Clarke
                                              Title:  Chief Financial Officer

                                                                       Exhibit 1

                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                   DECEMBER 31     DECEMBER 31
                                                                      1999            1998
                                                                  ------------    ------------
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                   $  2,792,985    $  6,165,924
      Short-term investments                                        39,894,978       5,108,254
      Trade receivables, net of allowance for doubtful accounts      5,657,822       4,770,796
      Other receivables                                                668,748       1,445,820
      Prepaid and deposits                                             729,307         233,072
      Inventory                                                      2,600,007       3,912,336
                                                                  ------------    ------------

TOTAL CURRENT ASSETS                                                52,343,847      21,636,202

FIXED ASSETS                                                         4,173,335       3,877,163
PATENTS AND LICENSES                                                 2,122,367       2,269,170
                                                                  ------------    ------------

                                                                  $ 58,639,549    $ 27,782,535
                                                                  ============    ============

LIABILITIES
CURRENT LIABILITIES
      Notes payable                                               $       --      $  7,494,877
      Accounts payable                                               3,110,442       3,985,103
      Accrued liabilities                                            3,622,110       1,723,840
                                                                  ------------    ------------

TOTAL CURRENT LIABILITIES                                            6,732,552      13,203,820
                                                                  ------------    ------------

MANDITORILY REDEEMABLE CONVERTIBLE
      PREFERRED STOCK                                               27,555,652            --
                                                                  ------------    ------------

SHAREHOLDERS' EQUITY
Share capital                                                       75,422,070      46,412,685
Other equity                                                         8,987,328       2,232,465
Cumulative translation adjustment                                     (619,911)         84,822
Deficit                                                            (59,438,142)    (34,151,257)
                                                                  ------------    ------------

                                                                    24,351,345      14,578,715
                                                                  ------------    ------------

                                                                  $ 58,639,549    $ 27,782,535
                                                                  ============    ============

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (UNITED STATES DOLLARS)

                                                  THREE MONTHS ENDED DECEMBER 31  TWELVE MONTHS ENDED DECEMBER 31
                                                       1999            1998            1999            1998
                                                   ------------    ------------    ------------    ------------
                                                            (UNAUDITED)
SALES                                              $  4,954,457    $  4,078,338    $ 13,626,920    $ 10,875,348
COST OF SALES                                         2,954,234       2,267,852       9,272,886       6,673,581
                                                   ------------    ------------    ------------    ------------

GROSS MARGIN                                          2,000,223       1,810,486       4,354,034       4,201,767

EXPENSES
  Sales, general and administrative                   6,204,167       3,860,451      19,073,546      11,515,757
  Research and development                            1,948,908       1,704,482       7,935,327       6,709,075
  Exit and termination costs                            789,849            --         1,329,083            --
                                                   ------------    ------------    ------------    ------------

                                                      8,942,924       5,564,933      28,337,956      18,224,832
                                                   ------------    ------------    ------------    ------------

LOSS FROM OPERATIONS BEFORE INTEREST                 (6,942,701)     (3,754,447)    (23,983,922)    (14,023,065)

Interest income                                         343,296          64,149         694,549         264,195
Interest and financing expense                         (214,040)       (697,560)     (1,997,512)     (1,132,091)
                                                   ------------    ------------    ------------    ------------

NET LOSS FOR THE PERIOD                            $ (6,813,445)   $ (4,387,858)   $(25,286,885)   $(14,890,961)

Cumulative preferred dividends and accretion
     of discount attributable to preferred stock       (938,484)   $       --        (1,770,069)   $       --
                                                   ------------    ------------    ------------    ------------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS       $ (7,751,929)   $ (4,387,858)   $(27,056,954)   $(14,890,961)

Weighted average number of common
      shares outstanding                             10,144,712       8,442,970       9,916,954       7,782,094
                                                   ------------    ------------    ------------    ------------

BASIC AND DILUTED LOSS PER COMMON SHARE            $      (0.76)   $      (0.52)   $      (2.73)   $      (1.91)
                                                   ============    ============    ============    ============

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                  TWELVE MONTHS ENDED DECEMBER 31
                                                                       1999            1998
                                                                   ------------    ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
      Net Loss for the year                                        $(25,286,885)   $(14,890,961)
      Add: Items not involving cash -
          Depreciation                                                1,708,923       1,090,086
          Amortization                                                  393,979         206,640
          Patents and licenses written off                              451,085            --
          Deferred compensation cost related to options granted            --            77,469
          Non cash financing expense related to warrants granted      1,466,691         580,981
          Amortization of discount on accounts receivable               (48,158)           --
          Foreign exchange loss                                          26,789          28,453
          In-process research and development acquired                     --           420,043
      Increase ( decrease ) from changes in -
          Trade receivables                                          (1,804,006)     (2,327,121)
          Other receivables                                             719,519        (850,270)
          Prepaid and deposits                                         (501,742)         28,913
          Inventory                                                   1,290,997      (3,149,740)
          Accounts payable                                             (734,230)      2,490,594
          Accrued liabilities                                         1,956,660       1,159,952
                                                                   ------------    ------------

                                                                    (20,360,378)    (15,134,961)
                                                                   ============    ============


INVESTING ACTIVITIES
          Purchase of fixed assets                                   (1,905,129)     (3,348,261)
          Licenses and patents acquired                                (698,261)       (877,796)
          Purchase of short-term investments                        (50,503,643)    (13,705,737)
          Redemption of short-term investments                       15,716,919      14,616,777
          Acquisition of ACT Gene S.A                                      --          (536,929)
                                                                   ------------    ------------

                                                                    (37,390,114)     (3,851,946)
                                                                   ============    ============


FINANCING ACTIVITIES
          Preferred stock issued, net of expenses                    22,719,748            --
          Warrants issued in connection with preferred stock          6,397,448            --
          Common shares issued, net of expenses                      29,009,385      14,640,188
          Warrants issued in connection with private placement             --           444,572
          Issuance of notes payable                                        --         6,817,559
          Warrants issued in connection with notes payable                 --         1,182,441
          Repayment of note payable                                  (4,100,000)           --
          Other equity                                                   29,851           8,259
          Repayment of loan from an officer                             323,405            --
                                                                   ------------    ------------

                                                                     54,379,837      23,093,019
                                                                   ============    ============


EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH                             (2,284)        193,133
                                                                   ------------    ------------


INCREASE (DECREASE) IN CASH DURING THE YEAR                          (3,372,939)      4,299,245
CASH, BEGINNING OF YEAR                                               6,165,924       1,866,679
                                                                   ------------    ------------

CASH, END OF YEAR                                                  $  2,792,985    $  6,165,924
                                                                   ============    ============

                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                            TWELVE MONTHS ENDED DECEMBER 31
                                                 1999            1998
                                             ------------    ------------
Net loss for the year                        $(25,286,885)   $(14,890,961)
Other comprehensive income:
  Foreign currency translation adjustments       (704,733)        112,477
                                             ------------    ------------
Comprehensive loss for the year              $(25,991,618)   $(14,778,484)
                                             ------------    ------------


                              VISIBLE GENETICS INC.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                             (UNITED STATES DOLLARS)

                                            TWELVE MONTHS ENDED DECEMBER 31
                                                 1999            1998
                                             ------------    ------------
Deficit, beginning of year                   $(34,151,257)   $(19,260,296)
Net loss for the year                         (25,286,885)    (14,890,961)
                                             ------------    ------------
Deficit, end of the year                     $(59,438,142)   $(34,151,257)
                                             ------------    ------------